UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TOREADOR RESOURCES CORPORATION

(Name of Issuer)

Common Stock, par value $0.15625 per share

(Title of Class of Securities)

891050106

(CUSIP Number)

October 19, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: Page 10

CUSIP NO. 891050106	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MATLINPATTERSON CAPITAL MANAGEMENT L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,151,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,151,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.93%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 891050106	Page 3 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,151,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,151,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.93%

12	Type of Reporting Person (See Instructions)
HC

CUSIP NO. 891050106	Page 4 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

DAVID MATLIN

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		1,151,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,151,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.93%

12	Type of Reporting Person (See Instructions)
IN

CUSIP NO. 891050106	Page 5 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MARK PATTERSON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		1,151,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,151,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.93%

12	Type of Reporting Person (See Instructions)
IN

CUSIP NO. 891050106	Page 6 of 11 Pages

Item	1(a)	Name of Issuer: Toreador Resources Corporation (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

13760 Noel Road
Suite 1100
Dallas, TX 75240

Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	MatlinPatterson Capital Management L.P. (“Matlin LP”);

ii)	MatlinPatterson Capital Management GP LLC (“Matlin LLC”);

iii)	David Matlin; and

iv)	Mark Patterson.

This statement relates to Shares (as defined herein) held for the account of MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands (“Matlin Distressed”). Matlin LP serves as investment manager to Matlin Distressed. Matlin LLC is the general partner of Matlin LP. David Matlin and Mark Patterson each hold 50 percent of the membership interests of Matlin LLC.

Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, New York, NY 10022.

Item	2(c)	Citizenship:

i)	Matlin LP is a Delaware limited partnership;

ii)	Matlin LLC is a Delaware limited liability company;

iii)	David Matlin is a United States citizen; and

iv)	Mark Patterson is a United States citizen.

Item	2(d)	Title of Class of Securities:

Common Stock, par value $0.15625 per share (the “Shares”).

Item	2(e)	CUSIP Number:

891050106

CUSIP NO. 891050106	Page 7 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item	4.	Ownership:

Item	4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,151,500 Shares.

Item	4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.93% of the total number of Shares outstanding.

Item	4(c)	Number of shares as to which such person has:

Matlin LP
(i)	Sole power to vote or direct the vote:	1,151,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,151,500
(iv)	Shared power to dispose or to direct the disposition of	0

Matlin LLC
(i)	Sole power to vote or direct the vote:	1,151,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,151,500
(iv)	Shared power to dispose or to direct the disposition of	0

David Matlin
(i)	Sole power to vote or direct the vote:	1,151,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,151,500
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 891050106	Page 8 of 11 Pages

Mark Patterson
(i)	Sole power to vote or direct the vote:	1,151,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,151,500
(iv)	Shared power to dispose or to direct the disposition of	0

Item	5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Matlin Distressed are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Matlin Distressed, in accordance with their ownership interests in Matlin Distressed.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item	8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item	9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item	10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 891050106	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2007	MATLINPATTERSON CAPITAL MANAGEMENT L.P.

By:	MATLINPATTERSON CAPITAL MANAGEMENT
GP LLC, its general partner

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

Date: October 26, 2007	MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

Date: October 26, 2007	DAVID MATLIN

By:	/s/ David Matlin

Date: October 26, 2007	MARK PATTERSON

By:	/s/ Mark Patterson

CUSIP NO. 891050106	Page 10 of 11 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of October 26, 2007, by and among MatlinPatterson Capital Management L.P., MatlinPatterson Capital Management GP LLC, David Matlin, and Mark Patterson.	11

CUSIP NO. 891050106	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.15625 per share, of Toreador Resources Corporation, dated as of October 26, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 26, 2007	MATLINPATTERSON CAPITAL MANAGEMENT L.P.

By:	MATLINPATTERSON CAPITAL MANAGEMENT
GP LLC, its general partner

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

Date: October 26, 2007	MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	General Counsel

Date: October 26, 2007	DAVID MATLIN

By:	/s/ David Matlin

Date: October 26, 2007	MARK PATTERSON

By:	/s/ Mark Patterson